UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Candidates nominated by non-controlling shareholder

for the Board of Directors

Rio de Janeiro, March 26, 2018—Petróleo Brasileiro SA—Petrobras, under the terms of the OFÍCIO-CIRCULAR/CVM/SEP/Nº02/2018, informs that it received nominations of candidates for the Board of Directors (CA) whose elections will take place at the Annual General Meeting of April 26, 2018.

The shareholders Leblon Acoes Master FIA, Leblon Icatu Previdencia FIM e Ataulfo LLC are indicating the following candidates:

Name of Applicant to the Position	Position to compete
Marcelo Mesquita de Siqueira Filho	Member of the Board of Directors by Minority Shareholders (Common shares)
Sônia Júlia Sulzbeck Villalobos	Member of the Board of Directors by Preferred Shareholders

Attached, the curriculum vitae of the candidates indicated.

ATTACHMENT:

Marcelo Mesquita de Siqueira Filho has 27 years of experience in the Brazilian stock market. He is a founding partner of Leblon Equities, a fund manager focused on Brazilian equity, created in 2008 and co-manager of equity and private equity funds. Prior to that, he worked for 10 years at UBS Pactual (1998-2008) and 7 years at Banco Garantia (1991-1998). At UBS Pactual he was co-responsible for the Capital Markets area (07-08), responsible for the area of actions (05-07), responsible for the area of Business Analysis and Strategist (98-06). At Banco Garantia, he was an analyst at commodity companies (91-97) and Investment Banker (97-98). Since 1995, Marcelo was considered by investors as one of the main analysts of Brazil according to several surveys done by the magazine Institutional Investor. It was ranked “# 1 Brazil Analyst” in 2003-2006 (in addition to # 3 in 2002, # 2 in 2001 and # 3 in 2000). Marcelo was also voted “# 1 Stock Strategist in Brazil” by the “Institutional Investor Magazine Brazil Survey” in 2005, 2004 and 2003. Marcelo participated in more than 50 transactions in the Brazilian stock market that totaled more than US $ 15 billion, both in Warranty and UBS Pactual. Marcelo is 48 years old, holds a degree in Economics from PUC-RJ, in French Studies from the University of Nancy II and OPM from Harvard. Marcelo is a member of the Board of Directors of Petrobras, BR Home Centers and Tamboro. He has CPA-20 certification.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Sônia Júlia Sulzbeck Villalobos has 33 years of experience in the Brazilian stock market, being the first person in South America to receive the CFA credential in 1994. Sonia worked from 85-87 in the DTVM Team and 87-89 in Banco Iochpe as an analyst investments. From 1989-96 at Banco Garantia as Head of the Investment Analysis Department, when she was voted Best Analyst in Brazil by Institutional Investor Magazine in 92, 93 and 94. She worked at Bassini, Playfair & Associates for 96-02 as Private Equity Officer in Brazil , Chile and Argentina. From 2005-2011 at Larrain Vial as fund manager. From 2012-16 at Lanin Partners as founding partner and fund manager in Latin America. Since 2016 she has been a professor at Insper in the Lato Sensu postgraduate course in asset management and financial statement analysis. Since May 2016, she has been a member of the Board of Directors of Telefônica do Brasil, elected by the preferred shareholders. In the past it was the TAM Linhas Aéreas Councils, Engineering Method (Brazil), Tricolor Pinturas and Fanaloza / Briggs (Chile), Milkaut and Banco Hipotecario (Argentina). Sônia holds a Bachelor’s degree in Public Administration from EAESP-FGV and has a Master’s degree in Business Administration with a specialization in finance from EAESP-FGV.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer